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                                                                  Exhibit (a)(4)


                            [LOGO OF ITC/\DELTACOM]
                            1791 O.G. Skinner Drive
                           West Point, Georgia 31833

                          ____________________, 2001


Dear option holder:

     On behalf of ITC/\DeltaCom, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options granted under the ITC/\DeltaCom, Inc. 1997 Stock Option Plan (the "Plan") with an exercise price of $18.00 or more (the "Options") for new options the Company will grant under the Plan (the "New Options"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's offer to exchange dated December 12, 2000 (the "Offer of Exchange").

     The Offer expired at 5:00 p.m., New York City time, on _____________, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of ____________ shares of Common Stock and canceled all such Options.

     The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A
                                                                  ------------
to this letter.

     In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under the Plan for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar
   ------------
events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that:

     . the per share exercise price under the New Option will equal the last reported sale price of the Common Stock on the Nasdaq National Market on the date the Company grants the New Option; and


     . the vesting schedule of the New Option will begin
       on the date the Company grants the New Option.
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     In accordance with the terms of the Offer, the Company will grant you the
New Option on or about _______________, 2001. At that time, as described in the Offer to Exchange, you will receive a New Option Agreement executed by the Company.

     In accordance with the terms of the Offer, and as provided in the Plan, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the New Option grant date in order to receive your New Option. If you do not remain an employee, you will not receive a New Option or any other consideration for the Options tendered by you and canceled by the Company.

     If you have any questions about your rights in connection with the grant of a New Option, please call Andy Mantler, Associate Corporate Counsel, at (256) 382-3881.

                                        Sincerely,



                                        Andrew M. Walker
                                        Vice Chairman, President and
                                           Chief Executive Officer

Attachment

                                       2
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                                 Attachment A


     Option Grant Date                               No. of Option Shares
    -------------------                             ----------------------